Exhibit 99.1

GasLog Partners LP Declares Distributions on Series A, B and C Preference Units

Piraeus, Greece, July 27, 2021 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the quarterly distributions on its preference units as follows:

	Distribution	Record Date	Payment Date
8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5390625 per preference unit	September 8, 2021	September 15, 2021
8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5125 per preference unit	September 8, 2021	September 15, 2021
8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.53125 per preference unit	September 8, 2021	September 15, 2021

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.